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                                                               EXHIBIT (a)(1)(D)

                              SP Millennium L.L.C.
                          1201 Third Avenue, Suite 5400
                           Seattle, Washington, 98101


                                  June 29, 2001


       Offer to Purchase Limited Partner Units of Urban Improvement Fund
                   Limited-1973-II for $200 per Unit in Cash

Dear Limited Partner:

     We have begun a tender offer to purchase units in your partnership for $200 per unit in cash. Our offer is being made pursuant to the enclosed Offer to Purchase, which sets forth all of the terms and conditions of the offer. The offer is scheduled to expire at 5:00 p.m., New York City time, on July 31, 2001, unless otherwise extended. As with any investment decision, there are benefits and detriments to you from accepting or declining our offer, which are described in the attached Offer to Purchaser.

     Please carefully review the Offer to Purchase before making a decision whether or not to tender your units. It contains important information concerning the terms and conditions of the offer, your partnership, and us as the purchaser.

     The general partner of your partnership, an affiliate of ours, is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units pursuant to our offer. You must make your own decision whether or not to participate in any offer, based upon a number of factors described in the Offer to Purchase.

     The general partner of your partnership is our subsidiary and, therefore, has substantial conflicts of interest with respect to our offer. This conflict may affect the general partner's ability to reconcile our interests with those of the other limited partners, particularly in assessing the fairness of our offer price. We seek to purchase units at a low price, while you desire to sell your units at a high price. In addition, our affiliates will still receive fees for managing the Partnership and its properties.

     If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto. The signed letter of transmittal and any other required documents should be sent to MalCon Proxy Advisors, Inc. at the address set forth on the back cover of the enclosed offer to purchase, on or prior to the expiration date of the offer.

     If you have any questions or require further information, you may reach us by telephone at (206) 622-9900 or by facsimile at (206) 628-8031.

                              Very truly yours,


                              SP Millennium L.L.C.